For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF FSE: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

PACIFIC NORTH WEST CAPITAL CORP. APPOINTS
NEW PRESIDENT & COO

September 7, 2011.  Vancouver, BC – Pacific North West Capital Corp. (“PFN” or “the Company”)
(TSX:PFN; OTCQX:PAWEF; FSE:P7J) announces:

Corporate Change

Harry Barr and the Board of Directors (the ʺBoardʺ) of PFN announce that, effective today, Mr. Barr has elected to step down as President of PFN. Dr. William Stone, M.Sc and Ph.D, Geology, has been appointed as President and Chief Operating Officer. Mr. Barr remains as Chief Executive Officer and has been appointed Chairman of the Board.

Dr. Stone has held senior positions with international and Canadian mining and mineral exploration companies based in Vancouver and Toronto and has more than twenty-five years of exploration experience, including significant experience with platinum group metals (PGMs) and nickel-copper sulphides and a wealth of technical and practical experience. He served as Principal Geologist and Vice President of Exploration with several Canadian and Australian listed firms, including positions with WMC Resources Ltd. at Kambalda (Western Australia), location of world-class nickel sulphide and gold mining districts.  Dr. Stone was also a Senior Lecturer in Economic Geology and Geochemistry at the University of Western Australia in Perth.

Dr. Stone joins us from his most recent position as Vice-President of Exploration, Canada, for Magma Metals Ltd., where he was responsible for exploration of the recently discovered TBN PGE-Cu-Ni sulphide deposit near Thunder Bay, Ontario.  Previously he served as Vice President of Exploration for North American Palladium Ltd., where he was responsible for PGE exploration at the Lac des Iles Mine near Thunder Bay and  the APP Joint Venture Project in Finland, and gold exploration at the Sleeping Giant Mine near Amos, Quebec.

Mr. Barr stated "We are very pleased to have Bill Stone join us at this juncture when we are concentrating on advancing our flagship River Valley PGM Project near Sudbury, Ontario. The River Valley Project is one of North America's newest and largest primary PGM deposits and Bill's extensive experience will greatly assist us in developing the River Valley Project to its full potential. Bill will also lead the initiative to build a more significant exploration presence for PFN in Canada and elsewhere."

News Release September 7, 2011

About Pacific North West Capital Corp

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. In January 2011, PFN successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 9% of the Company (as of July 2011). In special situations, like our 100% owned River Valley PGM Project, the Company is prepared to fund the project through to feasibility and into production. The River Valley PGM Project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project has excellent infrastructure support and is located only 60 miles (100 km) from Sudbury, Ontario, one of Canada’s largest mining centres with two large mineral processing facilities with excess  capacity for production.

On April 20th, 2011, PFN announced that it had commenced the Phase I of the $5 million, 15,500 metre drill program for its 100% owned River Valley PGM Project. As of July 2011, PFN has completed more than 7800 metres of drilling and more than 140 line km of 3D IP geophysics survey. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Copper-Nickel sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company's renewed exploration efforts.

On April 27th, 2011, PFN announced a new NI43-101 mineral resource estimate on the Rock & Roll Gold-Silver-Polymetallic Project, located in Northern BC (see news release dated April 27th, 2011). The mineral resource estimate significantly increased the historic resource. The indicated resource includes: 2,155,679 tonnes grading 0.68 g/t gold (“Au”) (47,040 contained oz of Au), and 82.7 g/t silver (Ag”) (5,734,445 contained oz of Ag) at a cut‐off grade of 0.5 g/t gold equivalent (“AuEq”), including 0.22% Copper (“Cu”) (10,500,833 lbs Cu), 0.22% Lead (“Pb”) (10,399,960 lbs Pb), and 0.94% Zinc (“Zn”) (44,522,995 lbs Zn). The Rock & Roll Gold-Silver-Polymetallic Project is under option from Equity Exploration Consultants Ltd., First Fiscal Enterprises Ltd. and Pamicon Developments Ltd.  Management is currently finalizing a technical and financial plan to further develop the Rock & Roll Project.

PFN is also a significant shareholder of Fire River Gold Corp (FAU:TSX.V), which company is developing the Nixon Fork Gold Mine in Alaska, which is slated for production in summer of 2011. (click here to view Fire River Gold’s 2011 President’s Message)

News Release September 7, 2011

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in PGMs, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $6.3 million in working capital and securities and no debt.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.Pfncapital.com)

On behalf of the Board of Directors

Harry Barr
Chairman and CEO

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

News Release September 7, 2011